

07006359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-27591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASTOR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 EAST 79th STREET
(No. and Street)

NEW YORK (City) N.Y. (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION


SEC MAIL PROCESSING
RECEIVED
APR 17 2007
WASH. D.C. 200 SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY D. WEXLER
(Name – *if individual, state last, first, middle name*)

10 EAST 40th STREET (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

PROCESSED
APR 20 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ALBERT E. BARRETTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASTOR SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



JAIANTIE DINDAYAL
Notary Public - State of New York
NO. 01DI6135350
Qualified in New Queens County
My Commission Expires 10/17/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASTOR SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1

Astor Securities, Inc. was incorporated under the laws of New York State on February 11, 1982, for the purpose of conducting business as a clearing house.

NOTE 2

The company has elected to be treated as a Subchapter "s" corporation for Federal and New York State tax purposes. All income and losses will be taxed to the stockholder individually. New York City does not recognize the Subchapter "S" corporation and therefore, the corporation is liable for any taxes which may be due.

NOTE 3

The loss of any future earnings from Albert E. Barrette Associates Inc. would have a significant impact on this Corporation. Management has no knowledge or any reason to believe that this relationship will not continue.

NOTE 4

Wit the exception of Registration and SIPC Fees, Albert Barrette E. Barrette Associates, Inc. pays for the expenses of
Astor Securities, Inc.

NOTE 5

The company is subject to the net capital provision of the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires maintenance of minimum net capital. At the December 31, 2006 the Company had a net capital of $33,426 which was $28,426 in excess of its required net capital of $5,000.

NOTE 6

Astor Securities does not use the Computation for Determining SEC Rule 15c3-3 Reserve Requirement because it is exempt under its membership agreement exemption noted under **B Business Activities** which states that Astor will operate within the scope of the following business activities:

B(1) "Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1Aa)(2)(vi) (the Net Capital Rule)";

B(2) "Operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). Astor will not hold customer funds or safekeep customer securities; and, promptly transmit all customer funds and deliver securities in connection with its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Astor Securities, Inc."

B(3) A. Broker or dealer selling tax shelters or limited partnerships
B. Private placements of securities

The activities in which Astor may engage are based on its business plan as submitted in connection with the NASD Rule 1018, together with any additional information provided during the continuing membership application process.

END